UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934
PartnerRe Ltd.
(Name of Issuer)
Common Shares, par value $1.00 per share
(Title of Class of Securities)
G6852T105
(CUSIP Number)
Toby Myerson, Esq. Paul, Weiss, Rifkind, Wharton & Garrison LLP 1285 Avenue of the Americas New York, New York 10019-6064 (212) 373-3000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
May 5, 2015
(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Section 240.13d-7 for other parties to whom copies are to be sent.
*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G6852T105	SCHEDULE 13D	Page 2 of 8

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON EXOR S.p.A.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☒
6	CITIZENSHIP OR PLACE OF ORGANIZATION The Republic of Italy
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 4,725,726 Shares
	8	SHARED VOTING POWER 0 Shares (see Item 5)
	9	SOLE DISPOSITIVE POWER 4,725,726 Shares
	10	SHARED DISPOSITIVE POWER 0 Shares (see Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,725,726 Shares (see Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.9%
14	TYPE OF REPORTING PERSON HC, CO

CUSIP No. G6852T105	SCHEDULE 13D	Page 3 of 8

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON EXOR S.A.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☒
6	CITIZENSHIP OR PLACE OF ORGANIZATION Luxembourg
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,201,062 Shares
	8	SHARED VOTING POWER 0 Shares (see Item 5)
	9	SOLE DISPOSITIVE POWER 2,201,062 Shares
	10	SHARED DISPOSITIVE POWER 0 Shares (see Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,201,062 Shares (see Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.6%
14	TYPE OF REPORTING PERSON HC, CO

CUSIP No. G6852T105	SCHEDULE 13D	Page 4 of 8

Item 1.  Security and Issuer
This statement on Schedule 13D (“Schedule 13D”) relates to the common shares, par value $1.00 per share (“Common Shares”), of PartnerRe Ltd., a Bermuda exempted company (the “Issuer”). The address of the principal executive office of the Issuer is 90 Pitts Bay Road, Pembroke Bermuda HM 08.
Item 2.  Identity and Background
(a) – (c), (f)  This statement is being filed by EXOR S.p.A. (“EXOR”), a società per azioni organized under the laws of the Republic of Italy and EXOR S.A. (“EXOR Luxembourg”), a corporation organized under the laws of Luxembourg.  EXOR is an investment company, which focuses its business on long-term investments in global companies in diversified sectors, mainly in Europe and the United States.   EXOR Luxembourg is a wholly-owned subsidiary of EXOR and a holding company.  The address of EXOR’s principal business and principal office is Via Nizza, 250, Turin, Italy.  The address of EXOR Luxembourg’s principal business and principal office is 22-24 Boulevard Royal, L-2449 Luxembourg.  The name, business address, present principal occupation or employment (and the name, principal business and address of any corporation or other organization in which such employment is conducted) and citizenship of each executive officer and director of EXOR and EXOR Luxembourg and each person controlling EXOR and each executive officer and director of any corporation or other person in control of EXOR are set forth in Schedule A hereto.

(d) – (e) Other than as described below, during the past five years neither EXOR, nor, to the knowledge of EXOR, any of the persons listed on Schedule A hereto (i) has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Gianluigi Gabetti was charged in a criminal proceeding with market manipulation for disseminating “false or misleading information concerning financial instruments” in relation to a press announcement issued in August 2005 by Giovanni Agnelli e C. S.a.p.az, of which Mr. Gabetti was at the time Chairman. Mr. Gabetti was acquitted by the Court of Turin in December 2010. In February 2013, the Court of Appeals of Turin reversed Mr. Gabetti’s acquittal and sentenced him to one year and four months of imprisonment, and a fine of €600,000 and imposed a one year period of disqualification from public office, from serving as an officer of certain companies and from negotiations with the public administration. Mr. Gabetti appealed this ruling to the Italian Supreme Court (Corte di Cassazione) and the European Court of Human Rights (“ECHR”). The EHCR ruled that the criminal proceeding must be dropped because Mr. Gabetti had already been sanctioned by the Italian securities regulator, CONSOB, in a regulatory proceeding involving the identical allegations.  On December 17, 2013, the Italian Supreme Court annulled the February 2013 judgment of the Turin Court of Appeals.

Item 3.  Source and Amount of Funds or Other Consideration
The aggregate purchase price of the Common Shares purchased by EXOR and EXOR Luxembourg was approximately $609.3 million (including commissions and premiums). The source of funding for these Common Shares was the general working capital of EXOR.  See also Item 4.

CUSIP No. G6852T105	SCHEDULE 13D	Page 5 of 8

Item 4.  Purpose of Transaction

On January 25, 2015, the Issuer and AXIS Capital Holdings Limited, a Bermuda exempted company (“AXIS”), entered into an Agreement and Plan of Amalgamation (the “AXIS Amalgamation Agreement”), pursuant to which the Issuer will amalgamate with AXIS, with the amalgamated company continuing as a Bermuda exempted company (the “Amalgamated Company”).

On April 14, 2015, EXOR sent a letter (the “April Letter”) to the Board of Directors of the Issuer (the “Issuer’s Board”) presenting EXOR’s initial proposal to acquire 100% of the outstanding Common Shares for $130.00 per share in cash, subject to the terms described in the April Letter (the “EXOR Proposal”).  The EXOR Proposal represented a premium of 16% to the implied per share value for Issuer’s Common Shares, under the AXIS Amalgamation Agreement, of $112.53 (based on the average of AXIS closing prices for the ten days ending on April 13, 2015, the day immediately prior to EXOR’s announcement of the EXOR Proposal).  Later that day EXOR issued a press release describing the EXOR Proposal.

In the April Letter, EXOR expressed its belief that the EXOR Proposal presents a compelling opportunity for the  shareholders of the Issuer and provides superior value and greater certainty compared to the AXIS Amalgamation Agreement.  Together with the April Letter, EXOR provided the Issuer’s Board with a draft amalgamation agreement, and advised that it was prepared to begin work immediately to complete confirmatory due diligence and finalize an agreed transaction.

On May 4, 2015, the Issuer announced the rejection of the EXOR Proposal by the Issuer’s Board and that the Issuer and AXIS abandoned the original terms of the AXIS Amalgamation Agreement in favor of revised terms that included the same exchange ratio of 2.18 shares of common stock of the Amalgamated Company for every Common Share outstanding but also included a one-time special dividend of $11.50 per Common Share to common shareholders of the Issuer prior to the closing of the proposed amalgamation with AXIS.

On May 12, 2015, EXOR announced that it had sent a letter to the Issuer’s Board submitting a binding offer (the “EXOR Binding Offer”) to execute an agreement and plan of merger in the formed enclosed and signed by EXOR and its affiliates (the “Merger Agreement”), pursuant to which an indirect, wholly-owned subsidiary of EXOR would merge with and into Issuer, providing holders of Common Shares with total cash consideration of $137.50 per share, or an aggregate value of approximately $6.8 billion for all Common Shares (based on approximately 49 million fully-diluted Common Shares outstanding).

The EXOR Binding Offer was unanimously approved by EXOR’s Board of Directors, is not subject to any due diligence or financing condition, and represents a 10% premium to the implied value of Common Shares under the amended AXIS Amalgamation Agreement of $125.17, based on the AXIS closing price on May 5, 2015, the last trading day prior to published reports of takeover interest in AXIS, if its transaction with Issuer fails. A copy of the letter submitting the EXOR Binding Offer is included as Exhibit 99.2 to this Schedule 13D.

A copy of the Merger Agreement provided to the Issuer with the EXOR Binding Offer is included as Exhibit 99.3 to this Schedule 13D.

EXOR has entered into a definitive agreement (the “Facilities Agreement”) providing for up to $4.75 billion in loans from the financial institutions listed in Schedule 1 thereto for the closing of the proposed merger with the Issuer.  A copy of the Facilities Agreement, which has been provided to the Issuer’s legal advisors, is attached as Exhibit 99.4 to this Schedule 13D.

CUSIP No. G6852T105	SCHEDULE 13D	Page 6 of 8

On May 12, 2015, EXOR filed with the SEC a preliminary proxy statement (the “Proxy Statement”) in connection with its anticipated solicitation of proxies from shareholders of the Issuer to vote against the AXIS Proposal (and related proposals) at the special general meeting (the “Special Meeting”) of shareholders of the Issuer, which EXOR understands is expected to be held on July 9, 2015.  In the Proxy Statement, EXOR indicates the reasons why it believes the AXIS Proposal is not in the best interests of the Issuer’s shareholders, employees and clients. The Proxy Statement is available free of charge at the SEC’s website (www.sec.gov).

The Reporting Persons and their affiliates may, from time to time and at any time: (i) acquire additional common or preferred shares and/or other equity, debt, notes, instruments or other securities (collectively, “Securities”) of the Issuer (or its affiliates) in the open market, in privately negotiated transactions or otherwise; (ii) dispose of any or all of their Securities in the open market, in privately negotiated transactions or otherwise; (iii) engage in any hedging or similar transactions with respect to the Securities; or (iv) take any other action described in Items 4(a) – (j) of Schedule 13D.  In addition, the Reporting Persons may take positions or make proposals with respect to potential changes in the operations, management, the memorandum of association and bye-laws, board composition, ownership, capital or corporate structure, dividend policy, strategy and plans of the Issuer as a means of enhancing shareholder value or may change their intention with respect to any and all matters referred to in Item 4. Such proposals or positions may include one or more plans that relate to or would result in any of the actions required to be reported herein.

Item 5.  Interest in Securities of the Issuer
(a) (b) The aggregate number of Common Shares reported owned by EXOR is based on 47,734,606 Common Shares outstanding as of April 27, 2015, as reported in the Form 10-Q filed by the Issuer on May 4, 2015.

EXOR directly beneficially owns 2,524,664 Common Shares and indirectly beneficially owns the 2,201,062 Common Shares directly owned by EXOR Luxembourg, together constituting 4,725,726 Common Shares, equal to 9.9% of all of the outstanding Common Shares.  EXOR has sole voting power and dispositive powers over the Common Shares directly or indirectly beneficially owned by it and EXOR Luxembourg has sole voting and dispositive power over the Common Shares directly owned by it.

CUSIP No. G6852T105	SCHEDULE 13D	Page 7 of 8

(c)  The following table sets forth all transactions by EXOR and the persons listed in Item 2(a).  All such transactions were effected in open market transactions.
Person	Trade Date	Shares Purchased	Price Per Share ($)
EXOR	March 30, 2015	58,349	114.86
EXOR	March 31, 2015	98,262	114.25
EXOR	April 1, 2015	54,832	114.78
EXOR	April 2, 2015	70,516	114.75
EXOR	April 6, 2015	33,885	114.68
EXOR	April 7, 2015	34,657	114.33
EXOR	April 8, 2015	31,490	114.78
EXOR	April 14,2015	1,267,928	129.15
EXOR	April 15, 2015	708,000	129.65
EXOR	May 5, 2015	166,745	127.50
EXOR Luxembourg	May 6, 2015	347,620	128.40
EXOR Luxembourg	May 7, 2015	191,946	128.49
EXOR Luxembourg	May 8, 2015	1,100,385	130.72
EXOR Luxembourg	May 11, 2015	283,842	133.55
EXOR Luxembourg	May 12, 2015	277,269	135.74
(d)  Not applicable.
(e)  Not applicable.
Item 6.  Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.
Except as set forth in Item 4 of this Schedule 13D, to the best knowledge of the Reporting Persons, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) between EXOR or EXOR Luxembourg and any other person with respect to any securities of the Issuer.

Item 7.  Material to be Filed as Exhibits
Exhibit Number	Description of Exhibits

99.1	Joint Filing Agreement (filed herewith)

99.2	Letter, dated May 12, 2015, from EXOR S.p.A. to PartnerRe Ltd.’s Board of Directors (filed herewith)

99.3	Agreement and Plan of Merger, by and among EXOR N.V., Pillar Ltd., PartnerRe Ltd., and solely with respect to Section 9.13 thereof, EXOR S.p.A. (filed herewith)

99.4
Agreement, dated May 11, 2015, between EXOR S.p.A., EXOR N.V., Citigroup Global Markets Limited, Morgan Stanley Bank International Limited, the financial institutions listed on Schedule 1 thereto, and Citibank International Limited (filed herewith)

CUSIP No. G6852T105	SCHEDULE 13D	Page 8 of 8

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

EXOR S.p.A.

By:	/s/ Enrico Vellano
Name: Enrico Vellano
Title: Chief Financial Officer

EXOR S.A.

By:	/s/ Marco Benaglia
Name: Marco Benaglia
Title: Chief Operating Officer

Dated: May 15,  2015

SCHEDULE A

Set forth below are the names, business address, present principal occupation or employment (and the name, principal business and address of any corporation or other organization in which such employment is conducted) of the chief executive officer and each director of EXOR S.p.A. Unless otherwise indicated, the citizenship of each person listed below is Italian, and the business address of each person listed below is c/o EXOR S.p.A., Via Nizza 250, Turin, 10126, Italy.

NAME AND POSITION WITH EXOR	PRINCIPAL EMPLOYMENT, EMPLOYER AND BUSINESS ADDRESS	CITIZENSHIP
John Elkann Chairman and Chief Executive Officer
Managing Partner and Chairman Giovanni Agnelli e C. S.a.p.az., Via Nizza 250, 10126 Turin, Italy; Chairman Fiat Chrysler Automobiles N.V., 25 St. James’s Street, London, SW1A 1HA, UK; Director CNH Industrial N.V., 25 St. James’s Street, London, SW1A 1HA, UK; Chairman Italiana Editrice S.p.A., Via Lugaro 15, 10126 Turin, Italy; Non-executive Director The Economist Group, 25 St James’s Street, London, SW1A 1HG, UK; Director NEWS Corporation, 1211 Avenue of the Americas, New York, NY 10036; Vice Chairman Fondazione Giovanni Agnelli Via Nizza 250, 10126 Turin, Italy; Chairman C&W Group, Inc., 1290 Avenue Of The Americas New York, NY, 10104 USA.
Italian citizen

Tiberto Brandolini d’Adda Vice Chairman
Director Fiat Chrysler Automobiles N.V., 240 Bath Road, Slough, SL1 4DX, UK; General Partner Giovanni Agnelli e C. S.a.p.az., Via Nizza 250, 10126 Turin, Italy; Chairman EXOR S.A. Boulevard Royal 22-24, L-2449 Luxembourg; Director YAFA S.p.A., Corso Vittorio Emanuele II, 72 10121 Turin, Italy.
Italian citizen

Alessandro Nasi Vice Chairman
President Specialty Vehicles and Coordinator of the Group Executive Council CNH Industrial N.V., Cranes Farm Road Basildon, Essex, SS14 3AD, UK; General Partner Giovanni Agnelli e C. S.a.p.az., Via Nizza 250, 10126 Turin, Italy.
Italian citizen

Andrea Agnelli Director
Director Fiat Chrysler Automobiles N.V., 240 Bath Road, Slough, SL1 4DX, UK; Chairman Juventus Football Club S.p.A., Corso Galileo Ferraris 32, 10128 Turin, Italy; Chairman Lamse S.p.A., Piazza CLN 255, 10123 Turin, Italy; General Partner Giovanni Agnelli e C. S.a.p.az., Via Nizza 250, 10126 Turin, Italy; member of the Advisory Board BlueGem Capital Partners LLP, 16 Berkeley Street, London W1J 8DZ, UK; Director European Club Association, Route de St-Cergue 9, 1260 Nyon, Switzerland.
Italian citizen

Vittorio Avogadro di Collobiano Director	Vice President Eni Midstream responsible for Small Scale LNG Business Development & Affiliates Business Coordination, Piazza Ezio Vanoni 1, 20097 San Donato Milanese (Milan) Italy.	Italian citizen

Victor Bischoff Independent Director	-	Swiss citizen

Giuseppina Capaldo Independent Director
Director Salini - Impregilo S.p.A., Via dei Missaglia, 97, 20142 Milan, Italy; Director Credito Fondiario S.p.A., Via Cristoforo Colombo, 80, 00147 Rome, Italy; Full Professor of Private Law at University of Rome “La Sapienza”, Via del Castro Laurenziano, 9, 00161, Rome, Italy.
Italian citizen

Luca Ferrero Ventimiglia Director	General Partner of Giovanni Agnelli e C. S.a.p.az., Via Nizza 250, 10126 Turin, Italy.	Italian citizen

Mina Gerowin Independent Director	Director CNH Industrial N.V., Cranes Farm Road Basildon, Essex, SS14 3AD, UK.; Director LAFARGE S.A., 61 Rue des Belles Feuilles , 75116 Paris, France.	U.S. citizen

Jae Yong Lee Independent Director	Vice Chairman Samsung Electronics Co., Ltd, Samsung Electronics Building 1320-10, Seocho-2-dong, Seocho-gu Seoul, Korea (Zip Code 137-965).	Korean citizen

Sergio Marchionne Director
Chief Executive Officer Fiat Chrysler Automobiles N.V., 25 St. James’s Street, London, SW1A 1HA, UK; Chairman and CEO FCA US LLC, 1000 Chrysler Dr., Auburn Hills, MI, USA; Chairman CNH Industrial N.V., 25 St. James’s Street, London, SW1A 1HA, UK; Chairman SGS S.A., 1 Place des Alpes, Geneva, 1211 Switzerland; Chairman and CEO FCA Italy S.p.A., Corso Agnelli 200, 10135 Turin, Italy; Chairman Ferrari S.p.A. Via Abetone Inferiore 4, 41053 Maranello, Italy; Chairman FPT Industrial S.p.A. Via Puglia 15, 10156 Turin, Italy; Director Philip Morris International Inc, 120 Park Avenue, New York, NY 10017 New York, USA; Chairman IVECO S.p.A., Via Puglia 35, 10156 Turin, Italy.
Dual Canadian and Italian citizen

Lupo Rattazzi Director
Chairman Neos S.p.A., Via della chiesa 68, 21019 Somma Lombardo (VA) Italy; Chairman Italian Hospital Group S.p.A., 188, Via Tiburtina, 00012 Guidonia, Rome, Italy; Director Banca Finnat Euramerica S.p.A., Palazzo Altieri - Piazza del Gesù 49, 00186 Rome, Italy; Director Coeclerici S.p.A., Piazza Generale Armando Diaz, 7, 20123 Milan, Italy; Director G.L. Investimenti S.r.l., Via Enrico Fermi 14, Monterotondo, Rome, Italy.
Italian citizen

Giuseppe Recchi Independent Director
Chairman Telecom Italia S.p.A., Corso d’Italia, 41, 00198 Rome, Italy; Director UnipolSai Assicurazioni S.p.A. Via Stalingrado 45, 40128 Bologna, Italy; Board Member Italian Institute of Technology Via Morego 30, 16163 Genoa, Italy.
Italian citizen

Eduardo Teodorani-Fabbri Director
Senior Vice President CNH Industrial, Cranes Farm Road Basildon, Essex, SS14 3AD, UK; Director Iveco S.p.A., Via Puglia 35, 10156 Turin, Italy; Director AON Italia S.p.A., V. Francesco Dellala 8, 10100 Turin, Italy; Vice President/Chairman the Italian Chamber of Commerce in UK and Ireland, 1 Princes Street London W1B 2AY, UK; Director Your Voice S.p.A., Via Mecenate 76/45, 20138 Milan, Italy.
Italian citizen

Michelangelo Volpi Independent Director
Partner Index Ventures, 139 Townsend Street, Suite 505 San Francisco, CA 94107, USA; Director Sonos Inc, 223 E. De La Guerra, Santa Barbara, CA 93101, USA; Director Soundcloud Limited, Rheinsberger Str. 76/77, 10115 Berlin, Germany; Director Lookout, 1 Front Street, Suite 2700, San Francisco, CA 94111 USA; Director Path, 301 Howard St, Ste 2200, San Francisco CA, USA; Director Big Switch Networks, 855 El Camino Real Suite 260 Palo Alto CA, USA; Director Zuora, 3400 Bridge Pky Suite 203, Redwood City, CA, USA; Director Hortonworks, 3460 West Bayshore Rd. Palo Alto, CA 94303 USA; Director Wealthfront Inc. 541 Cowper St. Palo Alto, CA 94301, USA; Director Elasticsearch, 800 West El Camino Real, Suite 350 Mountain View, California 94040, USA; Director NumberFour AG Berlin, Germany.
Italian citizen

Giovanni Agnelli e C. S.a.p.az

Giovanni Agnelli e C. S.a.p.az (“GA”) is a limited partnership represented by shares (Societa’ in Accomandita per Azioni) and, as of the date of this Schedule 13D, is in control of EXOR. The present principal business activity of G.A. is to purchase, administer and dispose of equity interests in public and private entities and, in particular, to ensure the cohesion and continuity of the administration of its controlling equity interests. The address of G.A.’s principal business and principal office is Via Nizza, 250, Turin, Italy.

Set forth below are the names, business address, present principal occupation or employment of each managing partner of G.A. Unless otherwise indicated, the business address of each person listed below is c/o Giovanni Agnelli e C. S.a.p.az Via Nizza, 250—10126 Turin (Italy).

NAME AND POSITION WITH GA	PRINCIPAL EMPLOYMENT, EMPLOYER AND BUSINESS ADDRESS	CITIZENSHIP

John Elkann Managing Partner and Chairman	See above in this Schedule A.	Italian citizen

Tiberto Brandolini d’Adda General Partner	See above in this Schedule A.	Italian citizen

Alessandro Nasi General Partner	See above in this Schedule A.	Italian citizen

Andrea Agnelli General Partner	See above in this Schedule A.	Italian citizen

Luca Ferrero Ventimiglia General Partner	See above in this Schedule A.	Italian citizen

Maria Sole Agnelli General Partner	Chairman Fondazione Giovanni Agnelli, via Nizza 250, 10126 Turin, Italy.	Italian citizen

Gianluigi Gabetti General Partner
Honorary Chairman EXOR S.p.A., Via Nizza 250, Turin, Italy; Director Banca del Piemonte, Via Cernaia 7, 10121 Turin, Italy; Director Fondazione Giovanni Agnelli, Via Nizza 250, Turin, Italy; Member Pinacoteca Giovanni e Marella Agnelli, Via Nizza n. 230/103, 10126 Turin, Italy; Chairman Associazione Lingotto Musica, via Nizza n. 262/73, 10126 Turin, Italy; Life Trustee Museum of Modern Art, 11 West 53 Street, New York, NY 10019; Member of the Executive Committee of The Council for the United States and Italy, Piazzale Flaminio 19, 00196 Rome; Italy.
Italian citizen

Gianluca Ferrero General Partner
Secretary of the Board of Directors of EXOR S.p.A., Via Nizza 250, 10126 Turin, Italy; Chairman of the Statutory Auditors’ Board Luigi Lavazza S.p.A., Corso Novara 59, 10154 Turin, Italy; Chairman of the Statutory Auditors’ Board Biotronik Italia S.p.A., Via delle Industrie 11, 20090 Vimodrone-Milan, Italy; Chairman of the Statutory Auditors’ Board Italia Independent Group S.p.A., Corso XI Febbraio 19, 10152 Turin, Italy; Chairman of the Statutory Auditors’ Board Italia Independent S.p.A., Corso XI Febbraio 19, 10152 Turin, Italy; Member of the Statutory Auditors’ Board Fenera Holding S.p.A., Corso Matteotti 26, 10121 Turin, Italy; Member of the Statutory Auditors’ Board Alberto Lavazza S.a.p.a., Via del Carmine 10, 10122 Turin, Italy; Member of the Statutory Auditors’ Board Emilio Lavazza S.a.p.a., Via del Carmine 10, 10122 Turin, Italy; Member of the Statutory Auditors’ Board Limoni S.p.A., Via Agnello 12, 20121 Milan, Italy; Member of the Statutory Auditors’ Board Gabriel Fiduciaria S.r.l. Via del Carmine n. 10, Turin, Italy; Vice Chairman Banca del Piemonte S.p.A., Via Cernaia 7, 10121 Turin, Italy; Director ACB Group S.p.A., Via Lanzone 31, 20123 Milan, Italy; Chairman FINCANTIERI S.p.A. Via Genova 1, 34121 Genoa, Italy.
Italian citizen

EXOR S.A.

Set forth below are the names, business address, present principal occupation or employment (and the name, principal business and address of any corporation or other organization in which such employment is conducted) of the chief executive officer and each director of EXOR S.A. Unless otherwise indicated, the citizenship of each person listed below is Italian, and the business address of each person listed below is c/o EXOR S.A., 22-24 Boulevard Royal, L-2449 Luxembourg.

NAME AND POSITION WITH EXOR S.A.	PRINCIPAL EMPLOYMENT, EMPLOYER AND BUSINESS ADDRESS	CITIZENSHIP
Tiberto Brandolini d’Adda Chairman	See above in this Schedule A.	Italian citizen

Christian Billon Director	-	Luxembourg citizen

Mario Bonaccorso Director
Managing Director EXOR S.p.A. Via Nizza 250, 10126 Turin, Italy; Board Member C&W GROUP Inc. 1290 Avenue of the Americas, 10104, New York, NY, USA; Board Member Banijay Holding Sas, 5 Rue Francois 1er, 75008, Paris, France; Board Member Banca Leonardo Via Broletto 46, 20121 Milan, Italy.
Italian citizen

Tom Loesch Director	Avocat, 6D, route de Trèves, L-2633 Senningerberg, Luxembourg.	Luxembourg citizen

Carlo Schlesser Director	-	Luxembourg citizen

Enrico Vellano Director
Chief Financial Officer EXOR S.p.A. via Nizza 250, 10126 Turin, Italy; Director Almacantar Ltd. 3 Quebec Mews, W1H 7NX London, UK; Director Juventus Football Club S.p.A. Corso G. Ferraris 32, 10128 Turin, Italy; Director Arenella Immobiliare S.r.l. via Nizza 250, 10126 Turin, Italy; Director EMITTENTI TITOLI S.p.A. Via S. Maria Segreta 6, 20123 Milan, Italy; Director C&W Group Inc. 1290 Avenue of the Americas, New York NY 10104, USA; Vice Chairman and Director EXOR Inc. c/o Citrin Cooperman 131 Sunnyside Boulevard Suite 110, Plainview, NY 11803, USA; Chairman EXOR SN LLC c/o Citrin Cooperman 131 Sunnyside Boulevard Suite 110, Plainview, NY 11803, USA.
Italian citizen

Marco Benaglia Chief Operating Officer
Director EXOR N.V., Claude Debussylaan 24, NL-1082 MD Amsterdam, The Netherland; Director Pillar Ltd, Cumberland House 9th Floor, Victoria Street 1, Hamilton HM 11, Bermuda; Director EXOR Capital Ltd, Grand Canal Square 2, Grand Canal Harbour, 2, Dublin, Ireland; Director and Treasurer ANCOM (USA) Inc. c/o Citrin Cooperman 131 Sunnyside Boulevard Suite 1110, Plainview, NY 11803, USA; Chief Financial Officer EXOR SN LLC c/o Citrin Cooperman 131 Sunnyside Boulevard Suite 1110, Plainview, NY 11803, USA.
Italian citizen

INDEX TO EXHIBITS

Exhibit Number	Description of Exhibits

99.1	Joint Filing Agreement (filed herewith)

99.2	Letter, dated May 12, 2015, from EXOR S.p.A. to PartnerRe Ltd.’s Board of Directors (filed herewith)

99.3	Agreement and Plan of Merger, by and among EXOR N.V., Pillar Ltd., PartnerRe Ltd., and solely with respect to Section 9.13 thereof, EXOR S.p.A. (filed herewith)

99.4
Agreement, dated May 11, 2015, between EXOR S.p.A., EXOR N.V., Citigroup Global Markets Limited, Morgan Stanley Bank International Limited, the financial institutions listed on Schedule 1 thereto, and Citibank International Limited (filed herewith)